Mail Stop 4561

September 20, 2007

Mr. Gregory A. Wells
Chief Financial Officer
NTS Development Company
10172 Linn Station Rd
Louisville, KY 40223

      RE: **NTS Mortgage Income Fund**
              Form 10-K for the fiscal year ended December 31, 2006
              Filed March 28, 2007
              File No. 0-18550

Dear Mr. Wells:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                           Sincerely,

                           Daniel L. Gordon
                           Branch Chief